Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March 7, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

“Director — Share Dealing
On Tuesday 6 March 2007, Nigel Northridge, a Director and Person Discharging Managerial Responsibility, informed Gallaher Group Plc that on that day a connected person had sold 1,922 Gallaher Group Plc ordinary 10p shares on the London Stock Exchange at £11.28 per share.
On the same day, he informed the Company that on that day a connected person had given instructions to transfer 74,281 ordinary 10p shares in the Company to him.
Following this sale and transfer, Mr Northridge has a beneficial interest in 298,211 ordinary 10p shares in the Company.”

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Robin Miller
		Name:	Robin Miller
Date: March 7, 2007		Title:	Deputy Company Secretary